EXHIBIT 99.1

February 21, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties Announces Record 2022 Annual Results

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2022 (all figures in U.S. dollars).

Full Year Highlights

•	Record attributable gold equivalent ounces[1] of 82,376 ounces (FY 2021 — 67,548 ounces);
•	Record revenue of $148.7 million (FY 2021 — $114.9 million);
•	Record cash flows from operating activities, excluding changes in non-cash working capital[1] of $109.8 million (FY 2021 — $83.5 million);
•	Record net income of $78.5 million (FY 2021 — $27.6 million);
•	Average cash cost per attributable gold equivalent ounce[1] of $284 resulting in cash operating margins[1] of $1,511 per ounce (FY 2021 — $249 per ounce and $1,539 per ounce respectively);
•	Closing of Transformative Acquisitions: The acquisition of Nomad Royalty Company Ltd. and the BaseCore Metals LP royalty portfolio propel the Company forward in both size and scale while solidifying Sandstorm’s position amongst its peers as the go-to mid-tier streaming and royalty company.
o	BaseCore Portfolio: In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP. The royalty package includes exposure to high-quality, long-life assets of which three are on currently producing interests, including a net profits interest on the Antamina copper mine in Peru.

o	Nomad Royalty Company: In August 2022, the Company completed the acquisition of all issued and outstanding common shares of Nomad Royalty Company Ltd. (“Nomad”). Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad acquisition, Sandstorm adds several high-quality and low-cost assets to its portfolio, meaningfully increasing Sandstorm’s production profile in both the near and long-term.
•	Creation of Strategic Partner, Horizon Copper: In August 2022, the Company closed a component of its arrangement with Horizon Copper Corp. (“Horizon Copper”) to spin out a number of assets and retain precious metal streams along with a portion of debt and equity interest in Horizon Copper. The transaction repositions Sandstorm as a pure-play precious metals royalty and streaming company, while creating a key strategic growth partner for Sandstorm. Horizon Copper’s business intent is to become an aggressive consolidator of quality copper assets while providing Sandstorm the option to help fund acquisitions via precious metal by-product streaming contracts.
•	Creation of Sandbox Royalties: In June 2022, Sandstorm and Equinox Gold Corp. (“Equinox”) each closed their previously announced purchase and sale agreements with Sandbox Royalties Corp. (“Sandbox”) whereby Sandbox acquired a portfolio of royalties from both Sandstorm and Equinox. Sandbox will have exposure to a range of resource royalties, immediate cash flow from producing royalties, and significant leverage to strengthening metal prices and resource growth. Sandstorm and Equinox both hold significant equity positions in Sandbox, providing the opportunity to participate in and facilitate the future growth of Sandbox.
•	Other Notable Events:
o	Hod Maden Milestones: With the awarding of the key permit from the Turkish Ministry of Forestry in 2022, the Hod Maden project has moved into the next stage of development including securing project debt financing and initiating early works construction items.
o	Expanded Credit Facility: In August 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $625 million. The facility maintains its sustainability-linked performance targets. As of February 21, 2023, $486 million remains outstanding under the Company’s credit facility.
o	Equity Financing: On October 4, 2022, the Company completed an equity financing for aggregate gross proceeds of $92.1 million. Upon closing of the financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s revolving credit facility.

Fourth Quarter Highlights

•	Attributable gold equivalent ounces[1] of 21,753 ounces (Q4 2021 — 16,586 ounces);
•	Revenue of $38.4 million (Q4 2021 — $29.8 million);
•	Cash flows from operating activities, excluding changes in non-cash working capital[1] of $29.9 million (Q4 2021 — $22.1 million);
•	Net loss of $2.1 million (Q4 2021 — net income of $7.4 million).

Outlook

Based on the Company’s existing royalties, attributable gold equivalent ounces for 2023 are forecasted to be between 85,000 and 100,000 ounces. The Company is forecasting attributable gold equivalent production to be approximately 140,000 ounces in 2025.

Financial Results

During 2022, the Company realized record annual revenue of $148.7 million compared with $114.9 million for the comparable period in 2021. The increase is largely attributable to a 22% increase in attributable gold equivalent ounces sold and an increase in the average realized selling price of gold.

Net income was higher during 2022 when compared to the same period in 2021 due to the increase in revenue as well as a combination of other factors including a $25.8 million gain on the disposal of streams, royalties, and other interests, primarily resulting from the sale of a portfolio of royalties to Sandbox; a $24.9 million gain resulting from the sale of the Company’s equity interest in Hod Maden to Horizon Copper; and a $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources Ltd. to Horizon Copper. The year-over-year increase in net income was partially offset by an increase in depletion expense largely due to an increase in attributable gold equivalent ounces sold and an increase in finance expense related to interest paid on the Company’s revolving credit facility, which was drawn down in 2022 to finance the various transactions described above.

Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2022, approximately 12% were attributable to mines located in Canada, 28% from the rest of North America, 42% from South America, and 18% from other countries.

	THREE MONTHS ENDED Dec 31, 2022		Year ended Dec 31, 2022
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$4.5	2,583	$ 23.5	13,061
North America excl. Canada	$ 10.8	6,187	$ 31.0	17,433
South America	$ 16.4	9,110	$ 73.5	40,305
Other	$ 6.7	3,873	$ 20.7	11,577
Total	$ 38.4	21,753	$ 148.7	82,376

Canada

Streams and royalties on Canadian mines contributed 43% less gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2021. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories, driven by the timing of sales, production, and diamond prices, as well as a decrease in royalty revenue from the Bracemac-McLeod mine in Quebec, which discontinued operations in the second half of 2022.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 147% more gold equivalent ounces when compared to the fourth quarter of 2021. The change was primarily driven by an increase in gold equivalent ounces received and sold from the Mercedes mine in Mexico, which commenced making deliveries to Sandstorm in the second quarter of 2022, with Sandstorm also receiving deliveries in the period from the newly acquired Mercedes assets that were a part of the Nomad acquisition. The increase was partially offset due to a decrease in ounces received and sold from the Santa Elena mine in Mexico, largely due to mining activity on concessions not subject to Sandstorm’s gold stream on the project.

South America

Operations in South America contributed 3% more gold equivalent ounces sold when compared to the fourth quarter of 2021. The increase was driven by an increase in royalty revenue attributable to the Caserones mine in Chile, and ounces received and sold from the Cerro Moro mine in Argentina. The increase was offset by a decrease in royalty revenue attributable to the Aurizona mine in Brazil as well as a decrease in revenue attributable to the Chapada copper stream in Brazil, primarily due to a decrease in the number of copper pounds sold and a decrease in the average realized selling price of copper.

Other

Streams and royalties on mines in other countries contributed 417% more gold equivalent ounces sold when compared to the fourth quarter of 2021. This change is primarily due to an increase in gold equivalent ounces received and sold from the Blyvoor mine in South Africa and the Bonikro mine in Côte d’Ivoire. The Blyvoor and Bonikro streams were acquired as part of the Nomad acquisition in August 2022.

Webcast & Conference Call Details

A conference call will be held on Wednesday, February 22, 2023 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 44216908
Webcast URL: https://bit.ly/40FB30k

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital. Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s gold streams for the same respective period. The Company presents attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS financial measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Refer to pages 60-63 of the Company’s MD&A for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	MARK KLAUSEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the impact of general business and economic conditions; management’s expectations regarding Sandstorm’s growth; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2022 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.